Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Units. The Offer is made solely pursuant to the Offer to Purchase and the related Letter of Transmittal (and any amendments or supplements thereto), and is being made to all Unit Holders. The Offer is not being made to (nor will tenders be accepted from or on behalf of) Unit Holders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Units of Limited Partnership Interests
of
Refco Public Commodity Pool, L.P.
by
RCP TenderCo LLC
at a Cash Purchase Price of
$120.00 Net Per Unit

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, JULY 20, 2010, UNLESS THE OFFER IS EXTENDED.

RCP TenderCo LLC, a Delaware limited liability company (“Purchaser”), is offering to purchase, at a cash purchase price of $120.00 net per unit, without interest, ALL outstanding Class 1 units (including Class 1-O units) and Class 2 units (together, the “Units”), of Refco Public Commodity Pool, L.P., a Delaware limited partnership (the “Partnership”), from the Partnership’s limited partners (the “Unit Holders”), on the terms and subject to the conditions specified in the Offer to Purchase, dated June 21, 2010, and the related Agreement to Purchase and Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”). We will pay a pro-rated amount for fractional Units, rounded to the nearest $0.01.

The Offer is not subject to any requirement that a minimum number of Units be tendered, nor will there be any proration if more than a certain number of Units are tendered.

The Offer is subject to certain conditions, as more fully described in Section 14 of the Offer to Purchase entitled “Conditions of the Offer.” If any condition is not satisfied, we may (i) terminate the Offer, and therefore not accept for payment or pay for any Units, and return all tendered Units to tendering Unit Holders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4 of the Offer to Purchase entitled “Withdrawal Rights,” retain all such Units until the expiration of the Offer as so extended, (iii) waive all conditions to the Offer that remain unsatisfied and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Units validly tendered and not withdrawn on or prior to the Expiration Date or (iv) delay acceptance for payment or payment for Units, subject to applicable law (including Rule 14e-1(c) under the Exchange Act), until satisfaction or waiver of the conditions to the Offer. See Section 14 of the Offer to Purchase. Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Units tendered promptly after the termination or withdrawal of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Units validly tendered and not properly withdrawn on or prior to the Expiration Date, as, if and when Purchaser gives written notice to D.F. King & Co., Inc., as tender agent (the “Tender Agent”), of Purchaser’s acceptance of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by transmitting such payment to the Tender Agent. In all cases, payment for Units accepted for payment pursuant to the Offer will be made only after timely receipt by the Tender Agent, of the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price for Units, regardless of any extension of the Offer or any delay in payment for Units.

Subject to any applicable rules and regulations of the SEC, Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by notifying the Tender Agent and by making a public announcement of the extension. During any extension, all Units previously tendered and not withdrawn will remain subject to the Offer and the right of a tendering stockholder to withdraw Units. Purchaser does not intend to provide a subsequent offering period.

Any extension, delay, termination, waiver or amendment of the Offer or provision of a subsequent offer period will be followed as promptly as practicable by a public announcement. An announcement, in the case of an extension of the Offer, will be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Units previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering Unit Holder to withdraw such Unit Holder’s Units. The term “Expiration Date” means 5:00 P.M., New York City time, on Tuesday, July 20, 2010, unless and until Purchaser determines to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Date will mean the latest time and date at which the Offer, as so extended, will expire.

Except as otherwise provided below, tenders of Units are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 19, 2010. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Tender Agent at the address set forth below and must specify the name of the person having tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered holder of the Units to be withdrawn, if different from the name of the person who tendered the Units. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding to the fullest extent permitted by applicable law. None of Purchaser, nor any of its affiliates or assigns, D.F. King & Co., Inc., as information agent (the “Information Agent”), the Tender Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

Withdrawals of tenders of Units may not be rescinded, and any Units properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Units may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

In general, the receipt of cash by the Unit Holders pursuant to the Offer will constitute a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local, foreign and other tax laws. All Unit Holders are urged to consult their own tax advisors about the tax consequences to them of the Offer in view of their particular circumstances.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

A request for a list of Unit Holders and security positions is being made with the Partnership. Tender offer materials will be mailed to record holders of Units and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the list of Unit Holders for subsequent transmittal to beneficial owners of such Units. Tender offer materials will be mailed to beneficial owners of the Units to the extent that the list furnished to Purchaser also includes a list of beneficial owners.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer documents may be directed to the Information Agent as set forth below, and copies will be furnished at Purchaser’s expense. No fees or commissions will be paid by Purchaser to brokers, dealers or other persons (other than the Information Agent and the Tender Agent) for soliciting tenders of Units pursuant to the Offer.

The Information Agent and Tender Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street – 22nd Floor
New York, NY 10005

Banks and brokers call: (212) 269-5550
All others call toll free: (800) 488-8095
E-mail: refco@dfking.com